Exhibit 4.63
8 March 2010
XINHUA SPORTS & ENTERTAINMENT LIMITED
c/o Suite 2103-4 Vicwood Plaza
199 Des Voeux Road Central
Hong Kong
Attention: Board of Directors
Dear Sirs:

Re:	Bridge Loan in the Amount of $1.5 million USD.
The undersigned (the “Lender”) is pleased to make a loan available to Xinhua Sports & Entertainment Limited (the “Borrower”) for in accordance with the terms and conditions as set forth below.
Purpose of Bridge Loan
The loan (the “Bridge Loan") will be applied by the Borrower for working capital purposes and will be repaid as provided in this letter agreement.
Availability and Repayment
The principal amount of the Bridge Loan shall be advanced in its entirety on March 2, 2010 or such other date as may be mutually agreed by the Lender and the Borrower. The Borrower shall repay the principal amount of the Bridge Loan upon the earlier of i) the closing of the sale of its equity interest in Beijing Jinguan Xincheng Advertising; and ii) the consummation of a capital raising exercise by the Borrower for net proceeds at least equal to the principal amount of the Bridge Loan plus any accrued and unpaid interest.
The Borrower may prepay the amount outstanding under the Bridge Loan in whole or in part at any time.

Interest
The principal amount of the Bridge Loan outstanding from time to time shall bear interest, both before and after maturity, default and judgment, at four (4%) per cent per annum.
Interest on amounts outstanding under the Bridge Loan shall accrue daily on the basis of actual number of days elapsed in the year of 365 days (or 366 days in a leap-year) and shall, subject to the requirement to repay accrued but unpaid interest at the time of repayment or prepayment of principal, be payable in arrears on final maturity, to the Lender at the location specified above, with interest on overdue interest, as well after as before default, maturity and judgment as hereinafter provided.
Any payment of principal or interest which becomes due under the Bridge Loan on a day which is not a day on which banks are open for business in Hong Kong (a “Business Day”) shall be paid on the next following Business Day, and such extension shall be taken into account for the calculation of interest and overdue interest.
All calculations of interest shall be made by the Lender, and such calculations shall, in the absence of manifest mathematical error, be final, conclusive and binding on the Borrower. The indebtedness of the Borrower in respect of the advance made by the Lender to the Borrower and interest payable hereunder shall, absent manifest mathematical error, be conclusively evidenced by the books and records of the Lender.
Events of Default
Upon the happening of any of the following events (each an “Event of Default"), the Lender may, by notice in writing, accelerate the maturity of the Bridge Loan and require immediate payment of all amounts due:
1.	If the Borrower fails to pay to the Lender any amount of principal or interest for a period of seven days after such principal or interest is due.
2.
If an order is made or an effective resolution is passed for the winding-up, liquidation, reorganization or dissolution of the Borrower (except for the purposes of a bona fide corporate reorganization previously approved in writing by the Lender), or if the Borrower makes a general assignment for the benefit of creditors in any other jurisdiction, or is declared bankrupt, or if a custodian or a sequestrator or a receiver or a receiver and manager or any other officer with similar powers is appointed for the Borrower or its property or any portion of such property which is, in the Lender’s opinion, substantial.

3.	If any material part of any property of the Borrower is taken by any governmental authority by the exercise of any power of expropriation or otherwise.
4.
If the Borrower fails to pay any indebtedness, or any interest or premium, on indebtedness when due (whether at stated maturity or by required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such indebtedness; or any other default under any agreement or instrument relating to such indebtedness, or any other event, shall occur and shall continue after the applicable grace period if any, specified in such agreement or instrument, if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such indebtedness; or any such indebtedness is declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment) prior to its stated maturity.

Miscellaneous
This letter agreement and the parties respective obligations hereunder shall be subject to the requirement of the Borrower to obtain the prior approval of the Audit Committee of its Board of Directors.
The advance of the Bridge Loan and accrued interest shall be repaid or paid in United States dollars. All dollar amounts referred to in this letter agreement shall be deemed to refer to United States dollars.
The Lender may assign all or otherwise transfer all or any part of, or may grant participation in all or any part of, its interests in the Bridge Loan to any other party, and such other party shall then become vested with all the rights granted to the Lender in this letter agreement or otherwise. This letter agreement may not be assigned by the Borrower without the prior written consent of the Lender.
This letter agreement and shall be governed by and interpreted and enforced in accordance with the laws of Hong Kong.
Any notice, direction or other communication required or permitted to be given under this letter agreement shall be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(a)	if to the Borrower, to it at: Suite 2103 Vicwood Plaza 199 Des Voeux Road Central, Hong Kong Attention: Board of Directors Facsimile: 852 2541 8266

(b)
if to the Lender, to it at:
Unit PH3, Block 3, Park Avenue
No 6 Chao Yang Gong Yuan Nan Lu
Chao Yang District,
Beijing 100026, China
Attention: Chloe Meng
Telephone: 86 135 8185 6130
Facsimile: 8610 8587 4166

Any communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Beijing time), (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address.
As the context requires, words importing the singular number shall include the plural and vice versa, and words importing gender including the masculine, feminine and neuter genders.

Please evidence your approval and acceptance of this letter agreement by signing and returning the enclosed copy on or before March 2, 2010.

Yours truly,

CHLOE MENG

By:	/s/ Chloe Meng

On behalf of Dragon Arena
The undersigned agree to and accept this letter agreement on and subject to its terms and conditions.

XINHUA SPORTS & ENTERTAINMENT LIMITED

By:	/s/ Aloysius T. Lawn, IV